SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                 AMENDMENT NO. 2
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                   ULURU INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.001 par value per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    90403T100
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                                 (CUSIP NUMBER)

                             BRENCOURT ADVISORS, LLC
                         600 LEXINGTON AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
                       William L. Collins - (212) 313-9700
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                April 29, 2009
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

      Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T100                                          Page 2 of 5 Pages


This Amendment No. 2 amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on August 20, 2008 and amended on October 31, 2008 (as so amended, the "Statement") by and on behalf of Brencourt Advisors, LLC ("Brencourt") and William L. Collins, managing member of the Investment Manager (collectively, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Uluru Inc., a Nevada corporation (the "Company").

Items 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4 PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to add the following:

On April 29, 2009, Brencourt sent a letter to the Board of Directors of the Company which is annexed hereto as Exhibit 1 and reproduced below:

The Board of Directors
Uluru Inc.
4452 Beltway Drive
Addison, TX 75001

April 29, 2009

Gentleman:

      Brencourt Advisors, LLC, a Delaware limited liability company ("Brencourt" or "we" or "us" or "our") acts as investment manager to multiple Delaware limited partnerships, Bermuda corporations and managed accounts (together, the "Funds") who, collectively, are significant shareholders in Uluru, Inc. (the "Company").

      On August 20, 2008, Brencourt filed a Schedule 13D announcing our intention to engage in discussions with the Company, its shareholders, officers and/or directors regarding potential changes in the operations of the Company. Based upon our discussions with the Company, it is clear to us that the Company has been grossly mismanaged to the extent that it is currently in dire financial straits. We believe that the Board of Directors (the "Board" or "you"), having no personal investment in the Company, has consistently acted against the best interests of shareholders and in favor of its members' own personal relationships and agenda.

      The Board currently consists of four members: (1) Kerry Gray, (2) William Crouse (Chairman of the Board), (3) Jeff Davis (CEO of Access Pharmaceuticals Inc.), and (4) Anthony Vernon. Mr. Crouse and Mr. Davis were appointed by Mr. Gray. Mr. Vernon was appointed by Mr. Crouse. Due to these close relationships among management and the Board, the Company has continued to decline in value and failed to meet its potential. As the Board is aware, Nevada Revised Statute
Section 78.138 requires the Board to exercise their powers in good faith and with a view to the interests of the corporation. A director may be individually liable where his act or failure to act constitutes a breach of fiduciary duty or where the breach of fiduciary duties involves intentional misconduct, fraud or knowing violation of law. We are filing this letter as evidence of the gross and intentional mismanagement of the affairs of the Company and the failure by the Board to hold management responsible. We believe that this is primarily as a result of the Board's close associations with management, resulting in self dealing, conflicts of interest and destruction of Company value. We call on the Board to immediately appoint representatives of shareholders to fill vacancies to the Board. The current four (4) member Board has no personal investment in the Company and has repeatedly failed to uphold its fiduciary obligations to the shareholders of the Company.

I. HISTORY

      On December 6, 2006, the Funds participated in a private placement offering for the purchase of a significant block of common shares of the Company. In the accompanying announcement, then CEO, Kerry P. Gray stated, "[T]his funding gives the company the necessary financial resources to execute [our] business plan. It is anticipated that this transaction will enable the company to generate positive cash flow in 2007. We have an exciting product development pipeline in wound care, oral care and aesthetic augmentation, which we now, expect to be able to rapidly advance through development to the market." In reality, in the two years following the private placement, under the stewardship of Kerry Gray, the Company continued to run through cash while consistently failing to meet any meaningful achievements. For example, throughout 2007 and 2008, Mr. Gray set forth milestones that the Company would achieve and then repeatedly failed to achieve them (see attached Exhibit 2). Not one of the milestones set forth by Mr. Gray was ever completed. Throughout 2008 the Company refused repeated requests by shareholders for transparency; thereby destroying any confidence shareholders may have had in the Company's management and its ability to successfully develop its products. As a result, the common stock of the Company has declined from a price per share of $5.25 during March 2007 to $0.24 at the time this letter was written. This is a direct result of management's failure to meet any of its stated objectives and the Board's failure to take any action to hold management responsible. Quite the contrary, the Board awarded inappropriate cash compensation and Company stock grants given the financial position and market capitalization of the Company.

      Following our repeated requests to meet to discuss the troubled status of the Company, Mr. Crouse agreed to meet in the first quarter of 2008. We took this opportunity to present Mr. Crouse, as Chairman of the Board, with a full account of the projections made by Kerry Gray in 2006 and the subsequent failed performance. In response, Mr. Crouse told Brencourt that there was nothing new presented in our complaints and he did not have a problem with differences between what was projected when selling securities and actual Company performance under Mr. Gray's management. Given the clear failures in management up to this point, Brencourt urged a change in management. Mr. Crouse said he was not in favor of such a change.

      As mentioned above, in August 2008 we filed a Schedule 13D as notice of our intention to engage Company management and the Board to determine a means of turning the Company around. Since this time, we have been met by the Board and management with refusals to effectively respond, lack of transparency, stalling, excuses, and possible bad faith dealing. By late 2008, it had become clear to us that the Company would fail if Mr. Gray continued in the role as CEO and director. In December 2008, Brencourt addressed the Board with our concern for the continuing deterioration of the Company's operational performance and financial condition, since, by this time, it was clear the Company was already having serious financial difficulties. Brencourt outlined its concerns (see attached Exhibit 3) and asked the Board to allow for Board representation by shareholders and change of Company management. Mr. Crouse responded that he had heard nothing new in Brencourt's address to the board.

      Perhaps the Board's failure to hold management accountable is to be expected given that not one member of the Board has ever invested any money in the Company. Despite the fact that not one Board member has bought a single share of Company stock, the Board has granted Mr. Gray over 15% of the Company's outstanding shares through various stock grants. This is in addition to the exorbitant executive cash compensation paid to Mr. Gray equal to a $380,000 base salary in 2008 for a Company with a market capitalization that declined from under $50million to under $20 million. In fact, we believe that Mr. Gray stepped down as CEO earlier this year in anticipation of the Company running out of cash. We believe that with the help of the Board, Kerry Gray took the opportunity to extract cash and benefits out of the Company's dwindling assets before it is forced into bankruptcy. More specifically, at a time when the Company was under extreme financial stress, the Board accepted Mr. Gray's resignation and granted him exorbitant severance, including (i) $400,000 during the initial twelve (12) months, (ii) $12,500 per month the following forty-eight
(48) months, (iii) full acceleration of all vesting schedules, and (iv) twenty-four (24) months full health care benefits (see the Company's Form 8-K filed with the SEC on March 10, 2009). Moreover, Mr. Gray was permitted to remain on the Board and, from our understanding, continues to occupy the same office at Company headquarters in Texas that he occupied while CEO. Perhaps most distressing of all, the severance agreement provides that "[c]ertain of such payments are secured by a security interest in favor of Mr. Gray in [the Company's] intellectual property relating to Zindaclin." (See the Company's Form 10-K filed with the SEC on March 30, 2009). This is especially unjustifiable given the Company's stressed financial position. Up until this time, we had not fully understood the extent to which the Board was acting in the best interest of Mr. Gray rather than the Company. In the past we have seen the Board willfully ignore the mismanagement of the Company's assets and what we believe is the severe incompetence of Mr. Gray. We are not aware of any milestones or goals set for Mr. Gray during his tenure and surely if they were set, none were achieved. In this instance, however, it is clear that the Board would not have granted a lien on Company assets in addition to such generous severance terms while allowing Mr. Gray to continue to act as a director and de facto CEO but for the close personal relationship between Mr. Gray and at the least, Mr. Crouse. It should also be noted that despite repeated requests to see the full separation agreement between the company and Mr. Gray, the Board and the Company have failed to provide it to shareholders or file it with the Securities and Exchange Commission ("SEC").

II. CURRENT STATUS OF THE COMPANY

      As an example of why shareholders are angry, in July 2008, in response to questions from Brencourt. Mr. Gray, then CEO, said that Altrazeal would achieve at least $5,000,000 in sales in the fourth quarter of 2008 and possibly as high as $10,000,000. According to the Company's SEC filings, 2008 fourth quarter sales for the entire Company was approximately $250,000! We believe that 2009 first quarter sales for the Company may be less than even this paltry some. Yet, this Board has responded by granting Mr. Gray an inappropriately generous severance terms.

      It is our belief from analyzing the Company's financial statements filed with the SEC that the Company has approximately four months of available operating capital before being functionally bankrupt. Despite acknowledging the Company's financial position in December 2008, the Board has taken no action to preserve its remaining cash. Rather, the Company continues to burn cash at a rate of approximately $1,000,000 per month.

      As stated above, the mismanagement coupled with a lack of accountability is part of a long standing pattern of abuses by management and the Board dating back to the inception of the Company. This may only be alleviated by granting shareholders a minimum of two representatives to the Board. Please be advised that if the Company refuses to provide shareholders with the requested representation, we will evaluate all available options, including without limitation, potential commencement of legal proceedings and action against the Board for its gross negligence and breach of fiduciary duty.

Respectfully submitted,

William L. Collins


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and supplemented as follows:

(a)-(b) The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 10,556,589 shares of Common Stock owned by the Funds representing approximately 16.11% of the Issuer's outstanding shares of Common Stock reported on its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, as filed with the Commission on April 8, 2009. Mr. Collins beneficially owns 359,062 shares of Common Stock, representing approximately 0.55% of the Issuer's outstanding shares of Common Stock as noted above. Together, the Reporting persons beneficially own 10,915,651 shares of Common Stock, representing approximately 16.65% of the Issuer's outstanding shares of Common Stock as noted above.

(c) There have been no transactions in the past 60 days by the Reporting
Persons.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter from Brencourt Advisors, LLC to the Board of Directors of Uluru Inc., dated April 29, 2009.

Exhibit 2   Presentation by Kerry Gray to Shareholders of Uluru Inc.

Exhibit 3 Statement by William L. Collins to the Board of Directors of Uluru Inc., on December 5, 2008 and associated notes.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 29, 2009
                                       --------------------------
                                                 (Dated)

                                          /s/ William L. Collins
                                       ---------------------------
                                               (Signature)

                                             Managing Member
                                       ---------------------------
                                                 (Title)

                                INDEX TO EXHIBITS

Exhibit 1 Letter from Brencourt Advisors, LLC to the Board of Directors of Uluru Inc., dated April 29, 2009.

Exhibit 2   Presentation by Kerry Gray to Shareholders of Uluru Inc.

Exhibit 3 Statement by William L. Collins to the Board of Directors of Uluru Inc., on December 5, 2008 and associated notes.